ASX: MSB; Nasdaq: MESO mesoblast DREAM HF Trial: Rexlemestrocel-L (MPCs) in the Treatment of Heart Failure with Reduced Ejection Fraction (HFrEF) Presentation at the 18th Global CardioVascular Clinical Trialists Forum (CVCT), Washington DC DECEMBER 2021 Exhibit 99.2

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Our Mission Mesoblast is committed to bringing to market innovative cellular medicines to treat serious and life-threatening illnesses

Chronic Heart Failure: Rising Incidence & High Mortality Cardiovascular disease (CVD) remains the leading cause of death in the United States1 Heart failure affects 6.5 million patients in the US and 26 million patients globally. As populations age, the prevalence is increasing2 Chronic heart failure is a progressive disease with a high mortality that approaches 50% at 5 years2,3, and at least 75% after an initial hospitalization4 Patients with heart failure are also at high risk of recurrent major adverse cardiac events involving large vessels (heart attacks / strokes) 1. Muntner BEJ, et al. Heart Disease and Stroke Statistics-2019 Update: A Report From the American Heart Association. Circulation. Feb 19, 2019. 2. United States Food & Drug Administration. Treatment for Heart Failure: Endpoints for Drug Development. Draft Guidance. June 2019. 3. Taylor CJ, et al. Trends in survival after a diagnosis of heart failure in the United Kingdom 2000-2017: population-based cohort study. BMJ. 2019;364:I223. 4. Shah KS, et al. Heart Failure with Preserve, Borderline, and Reduced Ejection Fraction; 5-Year Outcomes. JACC. 2017;Nov12. New therapies for chronic heart failure reduce recurrent hospitalizations due to cardiac decompensation, however they do not materially improve cardiac mortality or major ischemic events (heart attacks/strokes)

Proposed Mechanism of Action of Intra-Cardiac MPC Administration in Treatment of both Heart Failure & Large Vessel Atherosclerosis

Mesenchymal precursor cells (MPC) key mechanisms of action thought to beneficially impact the heart and the systemic vasculature:

- Reduction in cardiac and systemic inflammation
- Reversal of endothelial dysfunction
- Induction of microvascular network within viable heart muscle
- Reduction in heart muscle death

hs-CRP synthesized in the liver is the systemic consequence of intra-cardiac IL-6 production



Inflammation in HF
M1
M1
M2
IL-6
IL-1β
TNFα
Rexlemestrocel-L (MPC)
Soluble IL-6 travels to liver
PGE2, IDO
Polarization
M1
TNFα
IL-1β
IL-6
IL-10
PDGF
FGF2
SDF-1 VEGF Ang1
NFkB
Neovascularisation
Cardiomyocyte Survival
Smooth muscle cells
Endothelial cells
IL-6 induces hepatocyte synthesis of CRP
Hepatic production of CRP
CRP measurable as hs-CRP in the systemic circulation

Modified from Borow KM, Yaroshinsky A, Greenberg B, Perin E. Phase 3 DREAM-HF Trial of Mesenchymal Precursor Cells in Chronic Heart Failure: A Review of Biological Plausibility and Implementation of Flexible Clinical Trial Design. *Circ Res.* 2019;125:265-281

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DREAM-HF Trial: Overview 18 to ≤80 years of age NYHA class II / III, LVEF ≤ 40% Receiving optimal medical therapies for heart failure at stable and tolerated doses for at least 1 month before study intervention No option for percutaneous coronary intervention or coronary artery bypass graft surgery Enrichment criteria: At least 1 heart failure hospitalization or outpatient visit requiring intravenous diuretic, vasodilator, and/or positive inotropic therapy >1 month but ≤9 months before initiation of screening procedures and/or Plasma levels of NT-pro-BNP >1000 pg/mL (>1200 pg/mL for patients with atrial fibrillation) | 6 Prospective, randomized, double-blind, sham controlled 1:1 randomization: Single administration procedure of 150 million allogeneic MPC delivered by transendocardial image-guided injection vs sham-control procedure All medical therapies for heart failure continued for all patients 565 randomized patients; 537 received treatment Mean patient follow-up 30 months Prospective adjudication by treatment-blinded independent Clinical Endpoints Committee (CEC) of all Major Adverse Cardiovascular Events (MACE) including potential Cardiovascular death, cardiac deaths or non-cardiac vascular deaths Key Inclusion Criteria Trial Design

Clinically Significant Endpoints in Persistent HFrEF 1. Mortality (cardiovascular death, all-cause cardiac death, cardiac death from pump failure) 2. Irreversible Morbidity (non-fatal myocardial infarction, non-fatal cerebrovascular accident) 3. Non-fatal Decompensated HFrEF Morbidity Events (non-fatal hospitalization or urgent care treatment for decompensated HFrEF &/or successfully resuscitated cardiac death associated with high-grade ventricular arrythmias) 4. Irreversible Morbidity or Mortality: IMM (cardiovascular/cardiac death, or non-fatal MI, or non-fatal stroke) Pre-Specified Endpoints 3-Point Composite MACE Endpoint NOTE: Adjudication of all deaths in DREAM-HF trial (including CV, all-cause cardiac, or non-cardiac) was prospectively performed by the treatment-blinded independent Clinical Endpoints Committee (CEC) at the Brigham & Women’s Hospital using pre-specified causal categories, defined in the study’s Adjudication Operations Manual.

Rexlemestrocel-L Did Not Further Reduce Frequency of Hospitalization for Worsening HF Symptoms Over Maximal Standard of Care All Patients (n=537) HR: 1.2 p=0.4 | 8

Rexlemestrocel-L Reduced Incidence of 3-Point Composite MACE (CV Death, MI or Stroke) Compared to Controls Across All 537 Treated Patients | 9 Time-to-First-Event for Cardiovascular Death or Non-fatal MI or Non-fatal Stroke

Evaluation of Rexlemestrocel-L on 3-Point IMM MACE in Pre-Specified Patient Populations With Reproducibly High-Risk for Poor Outcomes: Greatest Treatment Effect in Patients with Micro- or Macro- Vascular Disease (Myocardial Ischemia and/or Diabetes) 10 1 Chronic HF of ischemic etiology includes epicardial CAD, defined as documented stenosis of at least 50% in one or more major epicardial coronary arteries, documented prior coronary artery revascularization, and/or documented prior MI 2 Diabetes includes patients with end-organ involvement due to microvascular disease

Myocardial Ischemia &/or Diabetes in Control Patients in DREAM-HF Trial Identifies Subgroup with Worse Outcomes, as Measured by 3-Point IMM MACE, than other HFrEF Controls 11 3-Point TTFE Composite IMM MACE (n=276 Control Patients) Myocardial Ischemia &/or Diabetes (n=192) vs. Non-Ischemia/Non-Diabetes (n=84) Kaplan-Meier log rank statistics

Rexlemestrocel-L Reduced Risk of 3-Point TTFE Composite IMM MACE in High-Risk Patients with Myocardial Ischemia &/or Diabetes by 36% Ischemic &/or Diabetic Patients (n=385) Non-Ischemic/Non-Diabetic Patients (n=152) Kaplan-Meier log rank statistics

Pre-Specified Hypotheses 1Pellicori P, Zhang J, Cuthert J, et.al. High sensitivity C-reactive protein in chronic heart failure: patient characteristics, phenotypes, and mode of death. Cardiovasc Res 2020;116:91-100 hs-CRP is a validated biomarker for risk of vascular disease, accelerated atherosclerosis, myocardial infarction, and heart failure severity Cut-points of <2mg/L, ≥ 2 mg/L, ≥ 3mg/l, and ≥ 4mg/L were pre-specified for sensitivity analyses in the DREAM-HF SAP Values for hsCRP ≥2 mg/L have previously been used as a threshold for systemic inflammation in cardiovascular disease patient populations, including heart failure1 High levels of hs-CRP may: Be circulating biomarkers to identify those patients with evidence of inflammatory etiology to their HFrEF Identify those HFrEF patients most likely to respond to the anti-inflammatory effects of rexlemestrocel-L treatment Identify those HFrEF patients with micro- or macro-vascular disease who may be most likely to benefit from rexlemestrocel-L therapy

Composite 3-Point MACE and Inflammation Kaplan-Meier log rank statistics In Patients with Myocardial Ischemia and/or Diabetes with hsCRP≥2 mg/L Rexlemestrocel-L Reduced Risk of TTFE for 3-Point MACE by 54%

Investigational Agents Evaluated for Cardiovascular Risk Reduction Using 3-Point IMM MACE*: Comparison With Rexlemestrocel-L in Patients With Myocardial Ischemia &/or Diabetes * TTFE Composite for Cardiovascular Death or Non-fatal MI or Non-fatal Stroke Wang CCL et al. Circulation 2019; 139: 1741-1743. McGuire DK et al. JAMA Cardiol. 2021; 6:148-158.

Conclusion & Key Next Steps

1. Transendocardial delivery of 150 million allogeneic MPCs (rexlemestrocel-L) was safe and did not elicit any clinically meaningful immune-related responses

2. Over a mean follow-up of 30 months, a single rexlemestrocel-L dose on top of maximal standard of care significantly reduced:
   - Composite of cardiovascular death or non-fatal MI or non-fatal stroke in all 537 patients
   - Composite of cardiovascular death or non-fatal MI or non-fatal stroke in all 537 patients
   - A hierarchical analysis of pre-specified risk stratification showed greatest benefit in patients with myocardial ischemia and/or diabetes (72% of total treated population)
   - In controls (treated with maximal current therapies for heart failure), the presence of myocardial ischemia and/or diabetes resulted in 1.9-fold greater risk of 3-Point MACE versus other control patients with heart failure
   - Rexlemestrocel-L reduced 3-Point MACE in myocardial ischemics and/or diabetics by 37%
   - Greatest benefit in patients with elevated CRP at baseline with reduction in 3-Point MACE of 54% (n = 212)

3. Mesoblast to formally submit to FDA its new analyses of outcomes in high-risk HFrEF patients with diabetes and/or myocardial ischemia to agree on a potential pathway to approval

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